SECURITIES AND EXCHANGE COMMISSION

Washington, D .C. 20549

Schedule TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Buckeye GP Holdings L.P.

(Name of Subject Company (Issuer))

BGH GP Holdings, LLC

(Name of Filing Persons (Offerors))

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number of Class of Securities)

John A. Tisdale

BGH GP Holdings, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

Telephone: (617) 531-6316

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

Copies to:

William D. Regner Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	Joshua Davidson Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$188,388,410	$7,403.66

*                                        Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common units (the “Units”), no par value, of Buckeye GP Holdings L.P., a Delaware limited partnership (the “Partnership”), not owned by BGH GP Holdings, LLC, a Delaware limited liability company (the “Purchaser”), at a purchase price of $17.50 per Unit, net to the seller in cash, subject to any applicable withholding taxes. As of October 30, 2008, there were 27,769,647 Units outstanding, of which 17,004,595 Units are owned by Purchaser or its subsidiaries. As a result, this calculation assumes the purchase of 10,765,052 Units of the Partnership.

**                                 The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. Such fee equals the transaction value multiplied by 0.0000393.

☒                                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,192.13	Filing Party:	BGH GP Holdings, LLC
	$211.53
Form or Registration No.:	Schedule TO-T	Date Filed:	November 5, 2008
	Schedule TO-T/A		November 17, 2008

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed on cover of Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement (as amended and supplemented, the “Schedule TO”) originally filed on cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on November 5, 2008, as amended and supplemented by Amendment No. 1 filed with the SEC on November 17, 2008, by BGH GP Holdings, LLC, a Delaware limited liability company (“Purchaser”).  The Schedule TO relates to the offer to purchase all of the outstanding common units representing limited partner interests (the “Units”) in Buckeye GP Holdings L.P., a Delaware limited partnership, other than the Units owned by Purchaser and its subsidiaries, upon the terms and subject to the conditions set forth in the Offer to Purchase, attached thereto as Exhibit (a)(1)(i) (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).  Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the same meanings assigned to such terms in the Offer to Purchase.

Purchaser terminated the Offer on November 21, 2008.  Depending on factors that Purchaser may from time to time consider relevant, including the market price of the Units, Purchaser intends to seek to purchase additional Units on the open market, in negotiated transactions, through exercise of the Call, if applicable, or otherwise.  Any such purchases would depend on market, business and economic conditions, availability of capital, factors relating to the Partnership (including the market price of the Units at the time of any purchase) and to Buckeye, and other factors that Purchaser may consider relevant.  However, Purchaser continuously monitors its investment in the Partnership and may seek in the future to dispose of all or a portion of its Units, through open market transactions, negotiated transactions or otherwise.  Any future dispositions would depend on the factors set forth above.  There can be no assurance that Purchaser will purchase any additional Units or dispose of any Units.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  Terms of the Transaction

The information in the Offer to Purchaser under the heading “Special Factors—Section 1. Background” is hereby amended and supplemented by adding the following at the end thereof:

On November 19, 2008, the Partnership filed with the SEC a Solicitation/Recommendation on Schedule 14D-9 (the “14D-9”) in which the Special Committee recommended that unitholders reject the Offer.  In the 14D-9, the Special Committee indicated that it had received from Morgan Stanley “financial analyses that were prepared solely for purposes of negotiation with [Purchaser] and not for purposes of valuation,” and that those analyses (the “Negotiating Presentation”) were presented to representatives of Purchaser on November 10, 2008.  The Negotiating Presentation included a discounted cash flows analysis that yielded per-Unit present values between $19.33 and $33.61.  Purchaser concluded that the assumptions underlying the Negotiating Presentation were not realistic.

On November 21, 2008, Purchaser issued a press release announcing that it was terminating the Offer, which was conditioned, among other things, on the Partnership’s board of directors or the Special Committee (or any other committee of the Partnership’s board of directors) not recommending rejection of the Offer.  As a result, Purchaser will not accept any Units tendered pursuant to the Offer and will promptly return all Units that have been tendered and not withdrawn.

The press release is incorporated by reference into this Amendment No. 2 and a copy is filed herewith as Exhibit (a)(1)(x).

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(x)	Press Release issued by Purchaser on November 21, 2008.

Item 13.  Information Required by Schedule 13E-3.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

Item 5 of this Item 13 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information in Item 4 of this Amendment No. 2.

Item 12.  The Solicitation or Recommendation.

Item 12 of this Item 13 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information in Item 4 of this Amendment No. 2.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BGH GP HOLDINGS, LLC

	By:	/s/ ROBB E. TURNER
		Name:	Robb E. Turner
		Title:	Director
Date: November 21, 2008

INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(i)	Offer to Purchase, dated November 5, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Press Release issued by Purchaser on November 5, 2008.*
(a)(1)(viii)	Summary Advertisement as published in The New York Times on November 5, 2008.*
(a)(1)(ix)	Press Release issued by Purchaser on November 17, 2008. *
(a)(1)(x)	Press Release issued by Purchaser on November 21, 2008.
(b)	Not applicable.
(d)(1)	Equity Commitment Letter, dated as of November 5, 2008, between ArcLight Energy Partners Fund IV, L.P. and Purchaser.*
(d)(2)	Equity Commitment Letter, dated as of November 5, 2008, between Kelso & Company, L.P. and Purchaser.*
(d)(3)	Amended and Restated Equity Commitment Letter, dated as of November 17, 2008, between ArcLight Energy Partners Fund IV, L.P. and Purchaser.*
(d)(4)	Amended and Restated Equity Commitment Letter, dated as of November 17, 2008, between Kelso & Company, L.P. and Purchaser.*
(g)	Not applicable.
(h)	Not applicable.

*              Previously filed.